                                 APPENDIX 2


                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C., 20549

                                  FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2000

                    PEACE ARCH ENTERTAINMENT GROUP INC.
-----------------------------------------------------------------------------
              (Translation of Registrant's name into English)

       #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
-----------------------------------------------------------------------------
                  (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.]

Form 20-F       [ X ]                Form 40-F       [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [___]                No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

                               PEACE ARCH LOGO


              PEACE ARCH ENTERTAINMENT REPORTS 24% INCREASE IN
                           THIRD QUARTER EARNINGS

RECORD REVENUE ANTICIPATED IN FY2001, AS PROGRAMMING DELIVERIES FOR NEW
                       TELEVISION SERIES ACCELERATE

VANCOUVER, British Columbia (July 20, 2000) -- PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), which creates, develops, produces and distributes proprietary television and Internet programming for worldwide markets, today announced its results for the third quarter and first nine months of FY2000.

For the three months ended May 31, 2000, net income increased 24% to approximately $493,000, or $0.12 per diluted share, when compared with net income of $398,000, or $0.12 per diluted share, in the third quarter of FY1999. Revenue totaled $7.2 million in the quarter ended May 31, 2000, versus $8.7 million in the year-earlier quarter. Diluted earnings per share were calculated on 4,223,439 weighted average shares outstanding in the most recent quarter, compared with 3,150,543 weighted average shares in the prior-year period. The 34% increase in the number of diluted shares outstanding was the result of additional shares issued pursuant to a public offering in July 1999.

For the nine-month period ended May 31, 2000, the Company earned $0.9 million, or $0.23 per diluted share, on revenue of approximately $18.4 million. This compared with earnings of $1.4 million, or $0.45 per diluted share, and revenue of approximately $39 million, in the year-earlier period. The number of weighted average diluted shares outstanding totaled 4,130,189 during the first nine months of FY2000, compared with 3,304,543 in the corresponding period of the previous fiscal year.

"The collection of refundable tax credits allowed us to repay a substantial portion of our operating line of credit early in the quarter, which resulted in a significant decline in interest expense," noted Juliet Jones, Chief Financial Officer of Peace Arch. "At May 31, 2000, borrowings against the Company's $25 million operating credit line totaled less than $2 million."

"The seasonal pattern of television programming deliveries typically causes revenue in our third quarter to be the lowest of any three-month period during most fiscal years," continued Ms. Jones. "During the most recent quarter, we completed the second season of programming for First Wave, which generated most of our revenues for the period."

"Although not reflected in revenue and earnings, our third quarter was one of the most productive periods since Peace Arch was founded," stated Cameron White, Chief Executive Officer of Peace Arch. "Not only did we enter our third season of programming for our highly successful cable-television series, First Wave, but we commenced production on two new proprietary series that will have a major impact upon our growing program library. Initial deliveries of The Immortal and Big Sound are scheduled to begin late in the current fiscal quarter, with the full financial impact of programming deliveries for the new series anticipated in the first quarter of Fiscal 2001 and beyond."

"We are now underway with the largest production slate in our Company's history," stated Tim Gamble, President of Peace Arch. "Revenue and earnings should increase significantly in the upcoming fiscal year, which begins September 1, 2000."

PEACE ARCH ALSO ANNOUNCED THAT, IN ORDER TO FUND THE INCREASED PRODUCTION LEVELS, IT HAS ARRANGED, SUBJECT TO FINAL DOCUMENTATION AND REGULATORY FILINGS, A SUBORDINATE DEBT ISSUE OF APPROXIMATELY CDN$7 MILLION. THIS ISSUE WILL BEAR INTEREST AT 18% (APPROXIMATELY 10% AFTER TAX) AND HAVE ATTACHED WARRANTS TO PURCHASE 30,000 SHARES, AT AN APPROXIMATE 10% PREMIUM OVER MARKET, FOR EACH $1.0 MILLION OF DEBT. THE DEBT ISSUE IS RELATIVELY SHORT TERM AT 18 MONTHS AND WILL BE REPAYABLE OUT OF CASH FLOWS ALREADY IDENTIFIED. GIVEN THE ANTICIPATED INCREASE IN REVENUES AND EARNINGS, THE CURRENT FINANCING HAS BEEN STRUCTURED TO MEET CURRENT CAPITAL REQUIREMENTS, WHILE MINIMIZING THE DILUTIVE EFFECT TO SHAREHOLDERS.

Peace Arch Entertainment Group Inc. creates, develops, produces and distributes proprietary television and Internet programming for worldwide markets. The Company is headquartered in Vancouver, British Columbia, and its stock trades on the American Stock Exchange under the symbol "PAE"; and on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B".

(NOTE: THE FINANCIAL STATISTICS INCLUDED IN THIS RELEASE ARE REPRESENTED IN CANADIAN DOLLARS. ON MAY 31, 2000 THE BANK OF CANADA NOON SPOT RATE WAS US $0.67 FOR EACH $1.00 CANADIAN).

     This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Additional information on Peace Arch Entertainment Group can be accessed on the Internet at www.peacearch.net

                 For additional information, please contact:

                      Juliet Jones, CFO at (604) 681-9308
                Tina Baird, Media Relations at (604) 985-8991
                                      or
R. J. Falkner & Company, Investor Relations Counsel at (800) 377-9893 or via
                        e-mail at info@rjfalkner.com.

                      (FINANCIAL HIGHLIGHTS TO FOLLOW)

                     PEACE ARCH ENTERTAINMENT GROUP INC.

                         CONSOLIDATED BALANCE SHEETS
                         AS AT MAY 31, 1999 AND 2000

                                (unaudited)


(Expressed in thousands of Canadian dollars)
=========================================================================================
                                                              1999              2000
-----------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                 $   1,664         $   2,275
Accounts receivable                                           2,398             3,675
Tax credits receivable                                       14,110             5,979
Productions in progress                                       6,710            11,981
Prepaid expenses and deposits                                   183               632
Investment in television programming                          7,985            12,680
Property and equipment                                        9,572             7,295
Deferred costs                                                  440               443
Future income tax                                                38                 -
Goodwill and trademarks                                       2,447             3,089
-----------------------------------------------------------------------------------------

                                                          $  45,547         $  48,049
=========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness                                         $   8,070         $   1,910
Accounts payable and accrued liabilities                      6,693             7,437
Deferred revenue                                              4,032             5,766
Deferred gain                                                     -               291
Future income tax                                                 -             1,559
Debt                                                          7,009             4,228
-----------------------------------------------------------------------------------------
                                                             25,804            21,191
-----------------------------------------------------------------------------------------

Shareholders' equity:
   Share capital                                             26,644            32,378
   Authorized:
      100,000,000 Class A Multiple Voting Shares
         Issued - 1,400,999 (May 31, 1999 -  1,512,965)
      100,000,000 Class B Subordinate Voting Shares
         Issued - 2,421,748 (May 31, 1999 - 1,512,978)
      25,000,000 Preference Shares, issuable in series
         Issued - nil
   Other paid-up capital                                        136               136
   Deficit                                                   (7,037)           (5,656)
-----------------------------------------------------------------------------------------
                                                             19,743            26,858
-----------------------------------------------------------------------------------------

                                                          $  45,547         $  48,049
=========================================================================================

                     PEACE ARCH ENTERTAINMENT GROUP INC.


              CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
           FOR THE THREE AND NINE MONTHS ENDED MAY 31, 1999 AND 2000

                                 (unaudited)


(Expressed in thousands of Canadian dollars except per share information)
=============================================================================================================
                                                        3 MONTHS ENDED                9 MONTHS ENDED
                                                      1999           2000          1999            2000
-------------------------------------------------------------------------------------------------------------
REVENUE                                            $  8,729       $  7,214      $  38,981        $  18,494

EXPENSES:
  Amortization of television programming              6,322          4,984         31,388           12,384
  Other costs of production and sales                   325            274          1,833            1,231
  Depreciation and amortization                         147            183            352              460
  Selling, general and administrative                   668            911          1,998            2,592
  Interest                                              403             67            892              316
-------------------------------------------------------------------------------------------------------------
                                                      7,865          6,419         36,463           16,983
-------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations before undernoted       864            795          2,518            1,511
Gain on sale of asset                                     -             58              -              214

Earnings before income taxes                            864            853          2,518            1,725
Income taxes                                            466            360          1,111              789

Net earnings for the period                        $    398       $    493      $   1,407        $     936

Deficit, beginning of period                         (7,435)        (6,149)        (8,444)          (6,592)
-------------------------------------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                             $  7,037       $  5,656      $   7,037        $   5,656
=============================================================================================================

BASIC NET EARNINGS PER COMMON SHARE                $   0.13       $   0.13      $    0.46        $    0.24
=============================================================================================================

FULLY DILUTED EARNINGS PER COMMON SHARE            $   0.12       $   0.12      $    0.45        $    0.23
=============================================================================================================

Weighted average number of shares outstanding
  during the period (000's)                           3,026          3,726          3,026            3,801

Fully diluted weighted average number of shares
   outstanding during the period (000's)              3,151          4,223          3,305            4,130

                     PEACE ARCH ENTERTAINMENT GROUP INC.


                    CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE THREE AND NINE MONTHS ENDED MAY 31, 1999 AND 2000

                                  (unaudited)


(Expressed in thousands of Canadian dollars)
=============================================================================================================
                                                        3 MONTHS ENDED                9 MONTHS ENDED
                                                      1999           2000          1999            2000
-------------------------------------------------------------------------------------------------------------
Operating activities:
   Net earnings                                    $    398       $    493      $    1,407       $     936
   Items not involving cash:
     Depreciation and amortization                    5,739          5,163          31,350          12,794
     Future income taxes                                139            252             428             766
     Recognition of deferred gain                         -            (58)              -            (223)
     Other                                               87              8              87              25
   Changes in non-cash working capital                1,769          3,337          (4,268)          3,922
-------------------------------------------------------------------------------------------------------------
                                                      8,132          9,195          29,004          18,220
-------------------------------------------------------------------------------------------------------------

Investing activities:
   Investments in marketable securities                (105)             -            (105)              -
   Investment in television programming              (4,043)        (6,006)        (33,350)        (14,787)
   Increase in deferred costs                          (296)           (13)           (393)           (308)
   Increase in goodwill and trademarks                    -             (3)              -             (32)
   Property and equipment acquired                     (105)          (369)           (246)           (406)
-------------------------------------------------------------------------------------------------------------
                                                     (4,549)        (6,391)        (34,094)        (15,533)
-------------------------------------------------------------------------------------------------------------

Financing activities:
   Issue of common shares, net                            -              6               -             191
   Repayments to directors and shareholders               -              -            (386)              -
   Increase in bank indebtedness                     (1,286)        (6,210)          5,421          (5,021)
   Increase in debt                                       -            171           1,200             171
   Repayment of debt                                 (1,182)           (81)         (1,462)           (208)
-------------------------------------------------------------------------------------------------------------
                                                     (2,468)        (6,114)          4,773          (4,867)
-------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents      1,115         (3,310)           (317)         (2,180)
Cash and cash equivalents, beginning of period          549          5,585           1,981           4,455
-------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD           $  1,664       $  2,275      $    1,664       $   2,275
=============================================================================================================

Supplementary information:
   Interest paid (net of amounts capitalized)      $    403       $    134      $      892       $     281
   Income taxes paid                                      -            526               7             526

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Peace Arch Entertainment Group Inc.
                                       -----------------------------------
                                                 (Registrant)

Date    July 20, 2000              By  /S/ JULIET JONES
     --------------------------        -----------------------------------
                                                 (Signature)*
                                       Juliet Jones, CFO

-------------------------------
*Print the name and title under the signature of the signing officer.


                             GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the sub-mission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight com-plete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manu-ally signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.